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                                                               Exhibit (a)(5)(E)

                                                                      [ARV LOGO]

                                October 31, 2001

Vintage Senior Housing, LLC
359 San Miguel Drive, Suite 300
Newport Beach, CA 92660

     Re: October 23, 2001 Conditional Proposal of Vintage Senior Housing, LLC
       ("Vintage") To Purchase the Assets of American Retirement Villas Properties III, L.P. ("ARVP III") (the "Conditional Proposal")

Gentlemen:

     This letter will acknowledge receipt by ARV Assisted Living, Inc., as the managing general partner of ARVP III, of the above-referenced Conditional Proposal.

     We are and have been considering various possible transactions involving these properties. Based upon our review of the Conditional Proposal, we have determined that certain conditions must be satisfied before we commit financial and management resources to pursuing the possibility of a transaction with you. In particular, we would need both to establish that the proposed terms of the Conditional Proposal are viable and that Vintage is a financially qualified buyer capable of performing under the proposed terms of the Conditional Proposal. We will require satisfactory written evidence of Vintage's ability to:

        1. Pay the cash portion of the Purchase Price on a timely basis, without delays;

        2. Obtain on a timely basis HUD's approval of Vintage as a sponsor and its consent to allow Vintage's assumption of the $5,765,157 first mortgage loan on the Chandler Villas property, as well as the ability to obtain sufficient new financing proceeds to satisfy the mortgage indebtedness of $8,005,395 encumbering the Villa Las Posas property that matures as of January 1, 2002; and

        3. Deposit as of the opening of escrow nonrefundable earnest money in a substantial amount, to provide the Partnership with assurances that the escrow would close on a timely basis.

     Your Conditional Proposal is conditioned, among other things, upon your review and approval, in your "sole, absolute and subjective discretion," of the financial, operating and physical conditions of the ARVP III real properties and all documentation related thereto, the review and approval by the mortgage lenders of your application to assume the mortgage indebtedness, and the review and approval of the transaction by a majority of the ARVP III limited partners. Keeping in mind that such a transaction would require consent of the limited partners and other approvals, the sale contemplated by your Conditional Proposal could not close for a minimum of 90-120 days after mutual execution of a letter of intent. In attempting to evaluate whether such a disposition alternative is in the best interests of the ARVP III partners, we must necessarily consider the contingent and open-ended nature of your Conditional Proposal, particularly in light of the certainty afforded the partners by the November 15, 2001 closing of the ARVP Acquisition, L.P. tender offer.

     We want to draw your attention to the fact that on October 22, 2001, we were notified by the Arizona Department of Health Services, Assurance and Licensure Services that the Chandler Villas community will be required to add fire protection sprinklers throughout all residents' units. We are estimating that the cost of completing such sprinkler installation work will be approximately $600,000.
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Vintage Senior Housing, LLC
October 31, 2001
Page Two

     Finally, the Conditional Proposal proposes that ARVP III deliver as of the Closing "good and marketable title to the personal property" located at the subject real properties. Due to the fact that ARVP III has only a leasehold interest in certain of the personal property located at the real properties, including, without limitation, motor vehicles, phone systems, and office equipment, ARVP III cannot deliver such clear title without incurring considerable expense to buy the property out of the respective leases. Incurring such expense is clearly not in the partnership's best interests and would be contrary to ARVP III's normal course of business.

     Please promptly submit the requested financial documentation to our attention. Upon receipt and evaluation of the sufficiency of such documentation, we will proceed to consider the merit and adequacy of the terms and conditions of the Conditional Proposal, and the status of the Partnership at the time. By indicating our willingness to consider future discussions with you upon your demonstrating that you have the financial wherewithal to back up your public pronouncements, we are not waiving our rights to pursue appropriate remedies to protect the interests of the partners and the partnership, or our interests. We reserve the right to engage in discussions or negotiations with other parties at any time, and to withdraw or modify in any respect our willingness to discuss these matters with you, and to modify the conditions under which we would be willing to discuss these matters with you.

                                          Sincerely,

                                          /s/ DOUGLAS M. PASQUALE
                                          DOUGLAS M. PASQUALE
                                          Chairman and Chief Executive Officer